Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE PROVIDES UPDATE ON ITS 2010 EXPLORATION PROGRAM;

RECORD EXPLORATION BUDGET OF $145 MILLION FOR 2011

TORONTO (December 15, 2010) - Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) is pleased to provide an update on its 2010 exploration program and planned exploration activities for the coming year.  Since its last exploration results news release on September 08, 2010, the Company has continued an aggressive exploration program at its mines and its new Meliadine mine project.

Drilling during 2010 has confirmed that several of Agnico-Eagle’s gold deposits continue to have significant exploration upside.  It is expected that the exploration success will contribute to an increase in year end 2010 reserves to between 20 million and 21 million ounces of gold from the 2009 level of 18.4 million ounces.  The new total will be presented with the Q4 financial results in February 2011.

Additionally, the Company plans to complete a feasibility study on an expansion in throughput at its Kittila mine in the third quarter of 2011. As a result, at that time, an interim reserve update is planned.  The target for year end 2011 gold reserves is 21 million to 22 million ounces of gold.

Agnico-Eagle’s $110 million exploration program for 2010 yielded significant results at numerous targeted areas, including Meliadine, Kittila, Goldex and Ellison.  As a result of this success, a record $145 million exploration program has been budgeted for 2011 including more than 400 kilometres of drilling.

Highlights of the exploration program include:

Meliadine property

•                  New gold zone discovered at nearby Wesmeg

•                  New gold mineralization discovered at the Tiriganiaq zone at shallow depths.  Gold mineralization also extended at depth to the west

•                  Hole M-10-920, on Tiriganiaq, returned 7.98 grams per tonne of gold (“gpt”) over 39.3 metres while hole M-10-989 returned 9.12 gpt over 17.9 metres, including 16.64 gpt over 7.4 metres

•                  2011 exploration budget of $67 million including, 90,000 metres of diamond drilling planned, extracting an underground bulk sample, new permanent accommodations at the exploration camp and upgrading infrastructure

Kittila mine

•                  Exploration advances gold mineralization 400 metres northward at depth in Roura Central

•                  Hole ROU-10-026 cut 3.98 gpt gold over 17.2 metres at a depth of almost 1,000 metres while hole ROU-10-026B intersected two mineralized intervals grading 7.25 gpt over 10.0 metres and 6.46 gpt over 12.8 metres, respectively, at a depth of approximately 840 metres below surface

•                  Deepest yet gold mineralization discovered at more than 1.4 kilometres below surface. Remains open at depth and on strike

•                  Exploration drilling from underground expected to begin in 2011

Goldex D Zone

•                  Exploration beneath the Goldex mine confirms continuity of the large D zone suggesting a significant extension of the life of the Goldex mine

•                  Style of mineralization, deposit size and grade are similar to the GEZ zone which is currently being mined

•                  Results include 1.69 gpt over 216.0 metres in drill hole 76-006, and drill hole 76-008 which returned 1.88 gpt over 181.5 metres

Regional programs

•                  Deep drilling at the Ellison property returned significant high-grade intercepts, confirming that the mineralization is an extension of IAMGOLD Corporation’s Westwood deposit

•                  Drill hole 114-10-16J intersected the interpreted Westwood horizon and returned 8.0 gpt gold with 0.11% copper over an estimated true width of 13.3 metres.

“As we move into an optimization and production expansion phase at our existing mines, we have also stepped up our exploration efforts at these assets with a 30% increase in our 2011 exploration budget to a record $145 million” said Sean Boyd, Vice Chairman and Chief Executive Officer.  “This increased exploration is focused on the conversion of our large gold resource to reserves and on providing information on several growth opportunities currently being evaluated” added Mr. Boyd.

Meliadine Mine Project Continues to Yield High Grade Drill Results

The recently acquired Meliadine project, in Nunavut, Canada, represents a key component of the Company’s resource position and its anticipated reserve growth.  Since the July 2010 acquisition, $14 million has been spent primarily on resource conversion and resource exploration drilling (128 drill holes, 32,000 metres) near the current deposits and also regionally.  The results of this program have been positive and are expected to result in significant conversion of resources into reserves at year end 2010.  Additionally, the program yielded intercepts outside of the known resource envelopes that suggest a strong likelihood of further growth in resources and reserves going forward.

Results to date show strong intercepts from all tested zones, including Tiriganiaq, F and Wolf, as well as the discovery of a new gold zone at nearby Wesmeg (approximately 400 metres south of Tiriganiaq).

Initial results from the Company’s regional prospecting program, within the 80 kilometre long Meliadine property, have also yielded encouraging results near the Felsic 1 showing area.  This area is approximately 50 kilometres east of the main resource at Tiriganiaq.

The Meliadine property currently has 12.9 million tonnes of measured and indicated resources at 7.91 gpt gold (containing 3.3 million ounces gold) and 8.4 million tonnes of inferred resources at 6.42 gpt gold (containing 1.7 million ounces of gold).

AEM

Meliadine Project

Peter Lake
Lower Fault
Pyke Fault
Wolf
Tiriganiaq
Pump
F Zone
Discovery
Felsic 1
Rankin Inlet
Hudson Bay
Gold deposit & gold occurrence
Faults
Agnico-Eagle Meliadine Property
Proposed all-season road
Existing road
Winter access route
0
15
kilometres

AEM

Meliadine Project - Local Geology Map

Meliadine Lake
Camp
Wolf
M10-993
M10-971
M10-976
M10-979
Tiriganiaq
M10-982
M10-940
M10-916A
M10-989
M10-920
Portal
M10-1001
M10-987
M10-988
M10-998
M10-981
Wesmeg
Pyke Fault
Pump Lake
Pump
M10-956
M10-963
M10-934
M10-950
F Zone
F Zone East
Mafic volcanic rocks with iron formation
Greywacke, siltstone with iron formation
Gold deposits
Agnico-Eagle Meliadine Property
Lake
Significant current drillhole collars and numbers
Fault / Shear zone
Major fault
Existing road
Proposed all-season road

Tiriganiaq

The Tiriganiaq zone is the focus of the Meliadine property, containing approximately 75% of the project’s current gold resources.  It strikes roughly east-west and remains open along strike and at depth.

Drilling at Tiriganiaq this year has accomplished three goals; it has confirmed the resources that had already been outlined, discovered additional gold mineralization at shallow, potentially open-pit, depths immediately adjacent to the current resources envelope, and has extended gold mineralization at depth to the west.

AEM Meliadine Project - Tiriganiaq Longitudinal Section

West
East
0 m
500 m
1000 m
M10-1001
8.62 g/t Au / 19.3 m
incl.15.01 g/t Au / 8.2 m
M10-920
7.98 g/t Au / 39.3 m
M10-982
2.69 g/t Au / 19.5 m
incl.5.33 g/t Au / 4.2 m
M10-940
10.94 g/t Au / 7.0 m
OPEN
OPEN
OPEN
OPEN
OPEN
M10-916A
15.14 g/t Au / 5.8 m
M10-989
9.12 g/t Au / 17.9 m
incl. 16.64 g/t Au / 7.4m
Mineral Resource
Underground mine workings
Planned bulk sampling program
2011 Target areas
Significant current drillhole intercepts
Previously released drillholes
0
500
metres
Coordinate System : UTM NAD83 Z15

Selected drill results since August are shown in the table below, and the locations of the intercepts are shown on the longitudinal section.

Significant Tiriganiaq September/October 2010 drill results

Drill Hole	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt) (cut)*
M-10-916A	Conversion	392.3	400.8	5.8	15.14
M-10-920	Conversion	301.0	346.8	39.3	7.98
M-10-940	Exploration	620.5	628.1	7.0	10.94
M-10-982	Exploration	649.0	671.4	19.5	2.69
including	Exploration	649.0	653.8	4.2	5.33
M-10-989	Conversion	328.7	357.4	17.9	9.12
including	Conversion	335.2	347.0	7.4	16.64
M-10-1001	Conversion	118.5	138.6	19.3	8.62
including	Conversion	123.6	132.1	8.2	15.01

* Please refer to the appendix for gold cutting factors.

Since July, infill drilling at Tiriganiaq continued to target sectors of inferred resource for conversion to reserve at depths that are generally located between 200 metres to 500 metres below surface over much of the two kilometre strike length of the deposit.

These holes generally confirmed the presence of the high grade gold resource over significant thicknesses. For example, hole M-10-920, which intersected several closely spaced structures approximately 300 metres below surface, returned 7.98 gpt over 39.3 metres.  In addition, approximately 200 metres to the west, hole M-10-989 also cut multiple structures, roughly 400 metres below surface, and returned 9.12 gpt over 17.9 metres, including 16.64 gpt over 7.4 metres.  Hole M-10-916A, 180 metres farther west at 440 metres depth below surface, returned 15.14 gpt over 5.8 metres.

Exploration drilling at shallow depths continued to return high grade results from outside of the current resource envelope.  For example, hole M-10-1001 on the west side of the deposit returned 8.62 gpt gold over 19.0 metres approximately 90 metres below surface, suggesting additional open pit potential.

Drilling at depth to test the western extent of the deposit intersected significant gold mineralization when hole M-10-940 returned 10.94 gpt gold over 7.0 metres at approximately

575 metres depth.  Similarly, hole M-10-982 cut 2.69 gpt over 19.5 metres (including 5.33 gpt over 4.2 metres) in an interval almost 300 metres to the west of the current Tiriganiaq resource envelope.  These holes have demonstrated that the Tiriganiaq deposit remains open on strike, as well as at depth.

Wesmeg Zone

A regional exploration program designed to follow up on gold occurrences 400 metres south of the main Tiriganiaq deposit has resulted in the discovery of the new Wesmeg zone, Meliadine’s sixth gold deposit.  The seven drill holes completed in this area in 2010 found two, east-west mineralized trends (Wesmeg North and Wesmeg South) that are approximately 500 to 1000 metres in length, to date.

Selected drill results from Wesmeg are shown in the table below.

Selected Wesmeg zone 2010 drill results

Drill Hole	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt) (cut)*
M-10-987	exploration	113.0	124.5	11.3	6.96
including		114.0	119.0	4.9	13.97
M-10-988	exploration	176.5	194.4	17.4	5.52
including		176.5	179.0	2.4	18.53

* Please refer to the appendix for gold cutting factors.

The Wesmeg North trend includes two strong intercepts that trace it near surface for almost 500 metres in an east-west direction:  hole M-10-987 returned 6.96 gpt gold over 11.3 metres while hole M-10-988 yielded 5.52 gpt gold over 17.4 metres.  The Wesmeg South trend, located approximately 250 metres to the south, is currently defined by lower grade but thicker intercepts from holes M-10-981 and M-10-998, which are about 1,000 metres apart.

This system will be tested on strike and at depth in 2011 and the Company is expecting to establish a resource estimate by the end of next year.

F Zone and New F Zone East

About 2.5 kilometres southeast of Tiriganiaq, the F zone continues to yield encouraging intervals near surface and higher grades at depth, showing very good potential to increase resources. In addition, testing of a geophysical anomaly more than 650 metres east of the F zone resulted in the discovery of a new occurrence named “F Zone East”.

Selected drill results for F zone and F Zone East are given in the table below.

Significant F zone and F Zone East drill results

Drill Hole	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt) (cut)*
M-10-934	near-surface conversion	53.4	61.4	7.9	6.04
M-10-950	exploration	32.7	36.8	3.0	4.80
M-10-956	conversion & extension	273.5	277.4	3.7	9.08
M-10-963	near-surface conversion	21.0	32.0	10.8	4.90

* Please refer to the appendix for gold cutting factors.

AEM

Meliadine Project - F Zone Longitudinal Section

West
East
M10-963
4.90 g/t Au / 10.8 m
M10-934
6.04 g/t Au / 7.9 m
0 m
150 m
300 m
OPEN
Target area
Target area
Target area
OPEN
OPEN
OPEN
M10-956
9.08 g/t Au / 3.7 m
Mineralized envelope - grade thickness of 10 grams-metres or above
Significant current drillhole intercepts
Previously released drillholes
0
200
metres
Adapted from source Comaplex July 2010
Coordinate System : UTM NAD83 Zone 15

4

Near surface, in the eastern portion of F zone, hole M-10-934 yielded 6.04 gpt gold over 7.9 metres outside of the current mineralized envelope.  In testing for higher grade underground potential of the F zone, hole M-10-956, intersected 9.08 gpt over 3.7 metres at 275 metres depth.

Results from hole M-10-950 (4.8 gpt over 3.0 metres), more than 650 metres to the east of the known F zone deposit along the same trend, demonstrate new near-surface resource potential at F zone east.

The discovery of the Wesmeg zone and the latest results on the F zone are leading the Company to re-evaluate its development options on the Meliadine Property with respect to tonnage rates, mining methods, surface infrastructure while incorporating the latest results.

Wolf Zone — Yielding strong gold grades

About 2.5 kilometres west of Tiriganiaq, exploration of the Wolf North and Wolf Main deposits in 2010 targeted resource conversion and tested for extensions at depth.  Selected results from holes drilled into Wolf North are shown in the table below.

Significant Wolf zone 2010 drill results

Drill Hole	Zone	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt) (cut)*
M-10-971	Wolf North	conversion & extension	134.4	138.0	3.2	9.83
M-10-976	Wolf North	conversion & extension	147.4	162.2	10.9	4.13
M-10-979	Wolf North	conversion & extension	108.8	113.6	4.1	3.37
M-10-993	Wolf North	conversion & extension	127.3	133.2	5.5	5.55

* Please refer to the appendix for gold cutting factors.

Drilling this fall has encountered the best grades found in the Wolf deposit to date.  Near the western end of this zone, hole M-10-993 returned 5.55 gpt gold over 5.5 metres.  Also holes M-10-971, M-10-976 and M-10-979 returned good results intercepts at approximately 125 metres below surface over a strike length of almost 500 metres.

Regional Reconnaissance Near Meliadine

A reconnaissance prospecting program was also undertaken to follow up several historic gold occurrences located throughout the large Meliadine property.  This program discovered significant mineralization associated with the Felsic 1 occurrence, which is approximately 50 kilometres east of the Tiriganiaq deposit.  This gold bearing structure is continuous along strike for several hundred metres. Partial sampling on surface returned 3.0 gpt gold over 6.2 metres.

Kittila Mine

The Company believes there is a strong potential to continue to increase the reserves and resources at its Kittila mine in northern Finland. Consequently, the Company budgeted more than $16 million in 2010 to drill the Suuri North and Roura Central zones in order to convert and expand the gold resources between 600 and 1,100 metres below surface.  The results to date have been positive, suggesting a continuous underground resource. These results will be incorporated into a feasibility study that will investigate increasing the mining rate and plant throughput by at least 50% above the current 3,000 tonne per day design. The study is expected to be completed and reviewed in the third quarter of 2011.

To the end of October, overall exploration drilling has totaled almost 85,000 metres through 148 holes.  This includes shallower drilling on strike to the north and to the south of the Kittila deposit, as well as conversion and exploration below the Suuri North and Roura Central sectors.

In 2011, the Company is planning a $15.6-million exploration program at Kittila that will include 56 kilometres of exploration and conversion drilling focused on the areas shown on the following longitudinal section.  An exploration ramp, that is part of this program, will materially improve access for deep exploration and conversion drilling.  The Company expects this to accelerate the definition of resources in this area and to facilitate additional exploration at depth.

Roura Central Zone

Since September, the focus of the Kittila exploration program has been to convert the resources below the Roura Central zone to reserves and to extend the resource envelope northward from its current limit, between 600 metres and 1,100 metres below surface.  Results from this program have confirmed the presence of significant mineralization at this depth, extending the current resource outline almost 400 metres to the north.

Several holes have repeatedly intersected gold mineralization below Roura Central.  In addition to previously reported hole ROU-09-002,  hole ROU-10-024 returned 6.42 gpt over 4.9 metres outside of the current resource envelope.

Holes ROU-10-026 and ROU-10-026B indicate that mineralization extends almost 400 metres farther north than the current resource envelope below Roura. Hole ROU-10-026 cut 3.98 gpt gold over 17.2 metres at a depth of almost 1,000 metres while hole ROU-10-026B cut two mineralized intervals grading 7.25 gpt over 10.0 metres and 6.46 gpt over 12.8 metres, respectively, at a depth of approximately 840 metres below surface.

This sector below Roura Central and Roura North will continue to be tested to estimate a new resource and convert a portion into reserve.  The zone remains open to the north and at depth below Roura North.

AEM

Kittila Mine - Longitudinal Section

South
North
Ketola
Etela
South Suuri
Central Suuri
North Suuri
Central Roura
North Roura
Rimpi
0 m
-250 m
-500 m
-750 m
-1000 m
-1250 m
-1500 m
OPEN
OPEN
OPEN
OPEN
ROU-10-024B
3.85 g/t Au / 10.1 m
ROU-10029
1.76 g/t Au / 2.1 m
ROU-10029
2.68 g/t / 2.3 m
ROU-10-026B
7.25 g/t Au / 10.0 m
6.46 g/t Au / 12.8 m
ROU-10-026
3.98 g/t Au / 17.2 m
ROU-10-024
6.42 g/t Au / 4.9 m
Mineral Reserve
Mineral Resource
Open pit outline
Underground mine workings
Planned exploration ramp
2011 Target areas
Significant current drillhole pierce points
Previously released drillholes
0
1
kilometres
Finnish Coordinate System KKJ Zone 3

Selected Roura September/October 2010 Drill Results

Drill Hole	Lens	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt)
ROU-10-024	Roura Central	exploration	1,108.0	1,120.0	4.9	6.42
ROU-10-024B	Roura Central	exploration	1,020.0	1,041.0	10.1	3.85
ROU-10-026	Roura North	exploration	1,059.0	1,099.0	17.2	3.98
ROU-10-026B	Roura North	exploration	942.0	957.0	10.0	7.25
and	Roura North	exploration	992.0	1,011.0	12.8	6.46
ROU-10-029	Roura Central	Deep exploration	1,312.0	1,318.0	2.1	1.76
and	Roura Central	Deep exploration	1,479.0	1,485.0	2.3	2.68

Deep Exploration Program

Results of the exploration program below the depth of 1,300 metres in the Suuri and Roura zones show that the target horizon persists 300 metres and 450 metres below the current resource envelope.  Results from the first drill hole of the deep program (ROU-10-029) returned two separate intervals, one at about 1,260 metres depth and the other at 1,415 metres depth.  The results indicate the potential for ore nearby.  Through the remainder of 2010 and into 2011, several widely spaced holes will continue to explore the region beneath Suuri and Roura.

Goldex D Zone

At the Goldex mine in the Abitibi region of Quebec, the Company is pursuing an aggressive exploration program with four drill rigs to define and extend the D zone, located approximately 150 metres below the current mine workings of the GEZ deposit.  At the end of October, over 38,000 metres of exploration drilling had been completed through 109 holes.

Results, to date, have yielded several promising intersections with grades and thicknesses very similar to those encountered in the main orebody of the mine.   In particular, the D zone mineralization has been traced within an approximate 400m x 400m x 100m shape, with numerous drill holes returning results with consistent grades over long intervals, as has been the experience with the Goldex orebody to date,  This structure of the mineralization suggests a strong potential to materially increase the life of mine at Goldex.

The results from selected holes completed since August 2010 are reported in the table below, and their locations shown on the longitudinal section. Because the geometry of the D zone is not yet fully defined, true widths associated with these particular intercepts cannot be estimated at this time.

Selected Goldex D Zone drill results

Drill Hole	Purpose	From (metres)	To (metres)	Core length	Gold (gpt)
73-402	exploration	688.5	784.5	96.0	1.34
including		733.5	784.5	51.0	2.28
73-403	exploration	468.0	619.5	151.5	1.23
including		588.0	619.5	31.5	3.30
73-406	exploration	460.5	565.5	105.0	2.07
76-003*	exploration	324.0	384.0	60.0	1.27
76-006	exploration	438.0	654.0	216.0	1.69
including		478.5	549.0	70.5	2.04
including		564.0	654.0	90.0	2.06
76-007	exploration	639.0	798.0	159.0	0.92
including		639.0	655.5	16.5	2.13
including		778.5	798.0	19.5	2.21
76-008	exploration	405.0	586.5	181.5	1.88
including		421.5	586.5	165.0	2.04
84-050	exploration	274.5	396.0	121.5	1.51
including		274.5	304.5	30.0	2.10
including		339.0	351.0	12.0	2.68
including		369.0	396.0	27.0	2.16

Goldex

West
Shaft No. 1
Shaft No. 2
East
0 m
250 m
500 m
750 m
1000 m
1250 m
M Zone
S Zone
Level 38
GEZ
Level 73
E Zone
Level 84
D Zone
76-003
1.27 g/t Au / 60.0 m
73-406
2.07 g/t Au / 105.0 m
73-403
1.23 g/t Au / 151.5 m
incl. 3.30 g/t Au / 31.5 m
76-008
1.88 g/t Au / 181.5 m
Incl. 2.04 g/t Au / 165.0 m
76-006
1.69 g/t Au / 216.0 m
incl.2.04 g/t Au / 70.5 m
incl. 2.06 g/t Au / 90.0 m
73-402
1.34 g/t Au / 96.0 m
incl. 2.28 g/t Au / 51.0 m
76-007
0.92 g/t Au / 159.0 m
incl. 2.13 g/t Au / 16.5 m
incl. 2.21 g/t Au / 19.5 m
84-050
1.51 g/t Au / 121.5 m
incl. 2.10 g/t Au / 30.0 m
incl. 2.68 g/t Au / 12.0 m
incl. 2.16 g/t Au / 27.0 m
OPEN
OPEN
OPEN
Mineral Reserve
Mineral Resource
Blasted areas
Significant current drillhole pierce points
Previously released drillholes
2011 Target areas
0
500
metres
Coordinate System: Goldex Mine

AEM

Goldex - Cross Section 6190E

South
North
Shaft No. 2
Mylonite
Shear zones
Basalt
Fault
zone
76-003
76-008
76-006
76-007
Basalt
OPEN
Granodiorite

7

The D zone continues to return long gold intercepts, such as 1.69 gpt over 216.0 metres in hole 76-006, and hole 76-008 which returned 1.88 gpt over 181.5 metres. Many of the intersections are also comprised of relatively higher grade intervals. For example, within the broad intersection in holes 76-006 and 73-403, there are intervals grading 2 gpt to 3 gpt over 30 metres to 70 metres.

The most promising results are from what now appears to be the central part of D zone (section 6190E), where four holes (76-003, 76-008, 76-006 and 76-007) intersected mineralization with encouraging grades (between roughly 1 gpt and 2 gpt) and widths up to 100 metres over almost 400 metres vertically (between the depths of 910 metres and 1290 metres below surface).

Hole 73-402, which returned 1.34 gpt over 96.0 metres, and hole 76-007, which returned 0.92 gpt over 159 metres, are the deepest holes to intersect the D zone to date, cutting mineralization approximately 1300 metres below surface.

An initial inferred resource is expected by year end.  In 2011, $5.7 million, including over 58,000 metres of diamond drilling has been budgeted for exploration and will principally target resource expansion for the D zone.  Pending the results of a planned mining study in 2011, a reserve conversion program will also be considered.

Regional Exploration

Ellison Project

Current exploration results indicate that Iamgold Corporation’s Westwood gold zone extends onto Agnico-Eagle’s Ellison property at depth. Ellison is located immediately west of the Company’s LaRonde and Bousquet properties in the Abitibi region of Quebec, and immediately east of Iamgold’s Westwood gold project.

Drill hole 114-10-16J intersected the interpreted Westwood horizon at a depth of about 2,600 metres below the surface and returned 8.0 gpt gold with 0.11% copper over an estimated true width of 13.3 metres.  Included in this intercept was a higher grade interval of 14.1 gpt gold and 0.16% copper over 7.0 metres.  This intersection is roughly 120 metres above and to the east of hole 114-10-16G which was previously reported.

Ellison 2010 deep drill results, Westwood zone

Drill Hole	Purpose	From (metres)	To (metres)	Estimated True Width (metres)	Gold (gpt) (cut)*	Copper (%)
114-10-16J	exploration	3,153.0	3,167.0	13.3	8.0	0.11
including		3,155.6	3,163.0	7.0	14.1	0.16

* Gold grade cut to 40 gpt gold.

** Previously reported.

There is significant potential to extend the mineralization to the east and possibly at shallower depths.  A follow-up exploration program, is planned for Ellison in 2011 at a budget of $4.8 million, and will include 9,500 metres of drilling using two drill rigs.

Bousquet – LaRonde Gold Trend – Ellison Target

West
Doyon Mine
Westwood Shaft
Bousquet 1 Shaft
Bousquet 2 Shaft
LaRonde 1 Shaft
Penna Shaft
LaRonde 2 Shaft
East
Surface
1000m
2000m
3000m
Zone 5
In progress
Bousquet Fault
Iamgold
Agnico-Eagle
114-10-16J
8.0 g/t Au / 13.3 m
incl. 14.1 g/t Au / 7.0 m
Planned depth 2,650 m
OPEN
Ellison Target
Level 215
Exploration Drift
LaRonde 4 Shaft
2,280m
2,860m
4000 E
6000 E
8000 E
10000 E
Gold Deposits
2011 Target areas
Significant current drillhole pierce points
Previously released drillhole pierce points
0
1
kilometres
Coordinate System: Bousquet Mine

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has declared a cash dividend for 29 consecutive years.

For more information on the Company please visit www.agnico-eagle.com

Appendix: Selected Drill Results, Meliadine Property

Property	Target	Drill hole	East*	North*	Elevation	Azimuth	Dip (degrees)
Meliadine	F zone east	M10-950	544213.0	6985678.0	10057.0	205.0	-80
Meliadine	Wolf North	M10-971	535740.0	6989265.0	10058.0	205.0	-52
Meliadine	Wolf North	M10-976	535876.0	6989210.0	10057.0	205.0	-64
Meliadine	Wolf North	M10-979	535925.0	6989189.7	10057.6	204.5	-55.3
Meliadine	Wesmeg	M10-981	541102.00	6987690.0	10071.0	180.0	-45
Meliadine	Wesmeg	M10-987	540425.0	6988063.0	10063.0	190.0	-50
Meliadine	Wesmeg	M10-988	540603.0	6988030.0	10063.0	180.0	-55
Meliadine	Wolf North	M10-993	535500.0	6989357.0	10058.0	205.0	-46
Meliadine	Wesmeg	M10-998	540120.0	6987875.0	10063.0	180.0	-45

* Drill hole collars on UTM Coordinate System UTM NAD 83 Z15

Gold grade capping levels at Meliadine (Snowden Technical Report, 2010)

Zone	Lode	Gold grade (gpt)
Tiriganiaq	1000	95
	1015	45
	1100	85
	1152	30
	1153	85
	1154	55
	1155	30
	1255	75
Wesmeg		30
F zone		30
Wolf		15

Detailed Mineral Reserve and Resource Data (as at December 31, 2009) Including Meliadine Resources (as at January 2010)

	Au	Ag	Cu	Zn	Pb	Au	Tonnes
Category and Operation	(gpt)	(gpt)	(%)	(%)	(%)	(000s oz.)	(000s)
Proven Mineral Reserve
Goldex (underground)	2.02					339	5,217
Kittila (open pit)	3.71					30	255
Kittila (underground)	3.81					0	1
Kittila total proven	3.71					31	257
Lapa (underground)	8.33					240	897
LaRonde (underground)	2.34	61.95	0.26	3.31	0.39	358	4,755
Meadowbank (open pit)	4.57					88	600
Pinos Altos (open pit)	1.51	26.35				43	880
Subtotal Proven Mineral Reserve	2.71					1,098	12,605

Probable Mineral Reserve
Goldex (underground)	2.06					1,291	19,524
Kittila (open pit)	5.05					496	3,053
Kittila (underground)	4.80					3,499	22,651
Kittila total probable	4.83					3,994	25,704
Lapa (underground)	8.09					603	2,319
LaRonde (underground)	4.72	27.89	0.29	1.16	0.09	4,492	29,625
Meadowbank (open pit)	3.51					3,567	31,600
Pinos Altos (open pit)	2.05	49.30				1,195	18,101
Pinos Altos (underground)	2.92	86.87				2,158	22,979
Pinos Altos total probable	2.54	70.31				3,353	41,080
Subtotal Probable Mineral Reserve	3.59					17,300	149,852
Total Proven and Probable Mineral Reserves	3.52					18,398	162,458

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(gpt)	(gpt)	(%)	(%)	(%)	(000s)
Measured Mineral Resource
Meliadine (open pit)	8.4					180
Meliadine (underground)	14.0					115
Total Measured Resource	10.6					295

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(gpt)	(gpt)	(%)	(%)	(%)	(000s)
Indicated Mineral Resource
Bousquet (underground)	5.63					1,704
Ellison (underground)	5.68					415
Goldex (underground)	1.79					220
Kittila (underground)	2.19					20,550
Lapa (underground)	4.63					1,672
LaRonde (underground)	1.85	24.94	0.13	1.52	0.15	6,482
Meadowbank (open pit)	2.34					40,981
Meadowbank (underground)	5.23					1,388
Meadowbank total indicated	2.43					42,369
Meliadine (open pit)	5.4					5,917
Meliadine (underground)	10.0					6,735
Meliadine total indicated	7.9					12,652
Pinos Altos (open pit)	0.67	8.30				6,990
Pinos Altos (underground)	1.11	41.78				8,679
Pinos Altos total indicated	0.91	26.84				15,668
Swanson (open pit)	1.93					504
Total Indicated Resource	2.88					102,236

	Au	Ag	Cu	Zn	Pb	Tonnes
Category and Operation	(gpt)	(gpt)	(%)	(%)	(%)	(000s)
Inferred Mineral Resource
Bousquet (underground)	7.45					1,667
Ellison (underground)	5.81					786
Goldex (underground)	2.37					10,540
Kittila (underground)	3.42					5,350
Kylmäkangas, Finland (underground)	4.07					1,924
Lapa (underground)	7.90					393
LaRonde (underground)	3.93	11.34	0.27	0.43	0.04	10,942
Meadowbank (open pit)	2.54					9,166
Meadowbank (underground)	6.12					16
Meadowbank total inferred	2.54					9,182
Meliadine (open pit)	4.0					3,397
Meliadine (underground)	8.1					4,991
Meliadine total inferred	6.4					8,388
Pinos Altos (open pit)	1.02	15.33				11,655
Pinos Altos (underground)	2.42	43.41				4,018
Pinos Altos total inferred	1.38	22.53				15,673
Total Inferred Resource	3.29					64,845

Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand. Reserves are not a sub-set of resources.

Forward-Looking Statements

The information in this news release has been prepared as at December 15, 2010. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7. Estimates for all properties other than Meliadine were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the mineral reserves and resources estimates reported by the Company on February 17, 2010 were based on three-year average prices for the period ending December 31, 2009 of $848 per ounce gold, $14.35 per ounce silver, $1.03 per pound zinc, $2.91 per pound copper, $0.97 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.09, 1.41 and 11.85, respectively.

The Meliadine mineral resource estimates used various cutoff gold grades. The cutoff grade for most of Meliadine’s open pit resources is 2.5 gpt gold, and 5.5 gpt gold for the underground resources. Higher cutoff gold grades were chosen for the Discovery deposit (3.0 gpt for open pit and 6.0 gpt for underground) to compensate for greater transportation costs to the proposed mill site near the Tiriganiaq deposit. Please consult the February 2010 technical report, which is available on SEDAR.com under Comaplex Minerals Corp., for further details about the Meliadine mineral resources.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	LaRonde and Bousquet: François Blanchet Ing., LaRonde Division Superintendent of geology Ellison: Guy Gosselin Ing., Exploration manager for Canada	March 23, 2005
Kittila and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Geology	Marc Legault P.Eng., VP Project Development	March 4, 2010
Pinos Altos, Chihuahua, Mexico. Swanson, Quebec, Canada	Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Dyane Duquette, P.Geo.; Regional: Roger Doucet, P.Geo., Exploration manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Open Pit: Bruno Perron Ing., Meadowbank Superintendent of geology Underground: Dyane Duquette, P.Geo., Principal geologist, Abitibi Technical Services Group	Mine site: Bruno Perron Ing., Meadowbank Division Superintendent of geology; Regional: Guy Gosselin Ing., Exploration manager for Canada	December 15, 2008
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 27, 2005
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Pamela De Mark, P.Geo., Senior Consultant; George Gilchrist, Consultant; both with Snowden Mining Industry Consultants, Vancouver, BC.	Guy Gosselin Ing., Exploration manager for Canada	February 26, 2010

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2009, except for Meliadine, for which the effective date is January, 2010. No independent verification of the data has been published. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated December 15, 2010.

The contents of this press release have been prepared under the supervision of, and reviewed by, Marc Legault P.Eng., Vice-President Project Development and a “Qualified Person” for the purposes of NI 43-101.